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March 9, 2021

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Boston Private Financial Holdings, Inc. (“BPFH” or the “Company”)

Preliminary Proxy Statement on Schedule 14A filed by HoldCo Opportunities Fund III, HoldCo Asset Management, LP, VM GP VII LLC, VM GP II LLC, Vikaran and Michael Zaitzeff (collectively, “HoldCo”)

Filed February 24, 2021

File No. 001-35070

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 3, 2021 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with HoldCo and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the preliminary proxy statement filed on February 24, 2021 (the “Proxy Statement”).

Preliminary Proxy Statement filed on February 24, 2021

Reasons for the Solicitation

Concerns about Process and Motivations, page 5

1.	Please revise the table on page 5 to clarify that the Cash Incentive for 2019 was the amount paid from a possible incentive of $700,000 and that the amount included under the SVB column is the target incentive.

HoldCo acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 9, 2021

2.	Refer to footnote (a) to the table on page 5. It appears that the total of $3.5 million in the SVB column includes $1.5 million in target equity incentive opportunity and $1 million in potentially vested RSUs, assuming the vesting in 2021 of one-fourth of the RSUs. Please revise to describe the source of the remaining $1 million. If it is one-third of the performance-vesting RSUs, we note that the vesting appears to be effective in its entirety.

HoldCo acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Concerns about Valuation, page 6

3.	Please provide us supplemental support for the transactions referenced in the first footnote (1) and tell us what consideration you have given to including such information in the proxy statement.

HoldCo acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to include the transactions referenced.

4.	Refer to the table at the top of page 8 and footnote (a). Please revise your disclosure to explain how you selected specific dates when the source materials only referenced a period of time. Were there other dates that you could have selected that would have resulted in a materially different description of your concerns?

HoldCo acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

5.	Refer to the section captioned “The fairness opinion does not include an evaluation of comparable bank M&A transactions” on page 9. With a view toward revised disclosure, please tell us how you are certain that the financial analyses underlying the financial advisor’s opinion did not include a comparable transactions analysis.

HoldCo acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Proposal No. 2. Compensation Proposal, page 22

6.	Please revise this section and the section for Proposal No. 3 to explain why you recommend a vote against each proposal.

HoldCo acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

March 9, 2021

Consequences of Defeating the Boston Private Merger Proposals, page 14

7.	Please revise this section to clarify whether the failure to obtain shareholder approval for the merger would allow either the company or SVB to terminate the merger agreement and would, therefore, result in an obligation by the company to pay the $36 million termination fee.

HoldCo acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Sebastian Alsheimer
Sebastian Alsheimer, Esq.